KLONDEX MINES LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED
MARCH 31, 2014

May 12, 2014

INTRODUCTION

This Management’s Discussion & Analysis ("MD&A") provides a discussion and analysis of the financial condition and results of operations of Klondex Mines Ltd. ("Klondex" or the "Company") to enable a reader to assess material changes in the financial condition and results of operations of the Company as at and for the three months ended March 31, 2014. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto of the Company for the three months ended March 31, 2014, all of which are available under the Company's issuer profile on SEDAR at www.sedar.com. Reference to the risk factors described in “Cautionary Note Regarding Technical Information and Forward-Looking Information” and “Risk Factors” in this MD&A is advised.

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

Unless otherwise stated, all currency amounts included in this MD&A are expressed in Canadian dollars. This MD&A has been prepared as at May 12, 2014.

COMPANY OVERVIEW

Klondex is listed on the Toronto Stock Exchange (“TSX”) under the symbol KDX (OTCQX under symbol "KLNDF") and is engaged in the business of acquiring, exploring and developing gold properties in North America. The Company's principal properties are the 100% owned Fire Creek gold project (the "Fire Creek Project") and the recently (February 11, 2014) acquired 100% owned Midas mine and ore milling facility (collectively, the "Midas Mine").

Strategic Objective

During the three months ended March 31, 2014, the Company continued working towards its objective of transitioning its Fire Creek Project to a fully-permitted production stage property. With the completion of the Midas Mine acquisition, the Company intends to continue to explore and develop the Midas Mine, continue its Midas mining operations, process mineralized material from its Fire Creek Project under a bulk sample permit and seek further opportunities to provide third party toll milling services. The Company intends to continue to evaluate potential acquisitions. There is, however, no assurance that the Company will be able to meet these objectives. See "Risk Factors" and "Cautionary Note Regarding Technical Information and Forward-Looking Information".

CURRENT BUSINESS ACTIVITIES

2014 Highlights

Acquisitions

On December 4, 2013, the Company entered into a stock purchase agreement with its wholly-owned subsidiary, Klondex Holdings (USA) Inc. ("Klondex USA"), and Newmont USA Limited ("Newmont USA") to acquire all of the shares of Newmont Midas Holdings Limited (the "Midas Acquisition"), which indirectly owns the Midas mine and mill. The Midas Acquisition was completed on February 11, 2014. The purchase price of the Midas Acquisition was comprised of approximately US$55 million in cash and the issuance by the Company to Newmont USA of 5 million warrants to purchase Common Shares at an exercise price of $2.15, with a 15-year term, subject to acceleration in certain circumstances. The Company was also required to deposit approximately $28 million as reclamation bonds to replace Newmont USA’s surety arrangements with Nevada and federal regulatory authorities. The Company also paid US$2.7 million for a mining tax receivable associated with the acquired company.

The Midas Acquisition was financed through the Subscription Receipt Financing (as defined below), the 2014 Debt Financing (as defined below) and the Gold Purchase Arrangement (as defined below) (collectively, the "Midas Acquisition Financings").

Equity Financings

On January 9, 2014, the Company completed an offering (the "Subscription Receipt Financing") of 29,400,000 subscription receipts at a price of $1.45 per subscription receipt (the "Subscription Receipts") on a private placement basis, raising aggregate gross proceeds of $42,630,000 (the "SR Proceeds") pursuant to the terms of an agency agreement (the "SR Agency Agreement") dated December 6, 2013 between the Company and GMP Securities L.P., MGI Securities Inc., Mackie Research Capital Corporation, M Partners Inc., Jones, Gable & Company Limited and PI Financial Corp. (collectively, the "SR Agents"). The SR Proceeds, less the SR Agents' expenses and out-of-pocket costs and legal expenses, were placed in escrow pending (i) the closing of the Midas Acquisition, and (ii) the receipt by the Company of the requisite shareholder approval of the Subscription Receipt Financing and the 2014 Debt Financing pursuant to the requirements of the TSX. Upon both of these conditions being satisfied, on February 11, 2014, the net proceeds of the Subscription Receipt Financing were paid out of the escrowed funds to the Company.

Debt Financings

On February 11, 2014, the Company entered into a senior secured loan facility agreement (the "Facility Agreement") with a syndicate of lenders led by Royal Capital Management Corp. ("RoyCap"), and including The K2 Principal Fund L.P. (“K2”) and Jones, Gable & Company Limited (collectively, the "2014 Lenders") pursuant to which the Company issued units consisting of in the aggregate $25,000,000 principal amount of notes, issued at a 2.5% discount to par value, and 3,100,000 warrants ("2014 Lender Warrants") to purchase Common Shares (the "2014 Debt Financing"). The 2014 Lender Warrants have an exercise price of $1.95 and expire on February 11, 2017.

Gold Purchase Arrangement

On February 11, 2014, the Company entered into a gold purchase agreement (the "Gold Purchase Agreement") with Franco-Nevada GLW Holdings Corp., a subsidiary of Franco-Nevada Corporation ("FNC"), pursuant to which the Company raised proceeds of US$33,763,640 (the "Gold Purchase Arrangement") in consideration for the delivery of an aggregate of 38,250 ounces of gold. Under the terms of the Gold Purchase Agreement, the Company is required to make gold deliveries at the end of each month, with the first delivery due on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces of gold is completed on December 31, 2018. The annualized delivery schedule is shown in the following table.

Year	Au (ounces)
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Company's obligations under each of the 2014 Debt Financing and the Gold Purchase Arrangement are secured against all of the assets and property of the Company and its subsidiaries. The security granted for the performance of the Company's obligations under the 2014 Debt Financing and the Gold Purchase Arrangement rank pari passu.

Royalty Agreements

On February 12, 2014, the Company entered into a royalty agreement (the "FC Royalty Agreement") with Franco-Nevada U.S. Corporation ("Franco-Nevada US"), a subsidiary of FNC, and Klondex Gold and Silver Mining Company, a subsidiary of the Company, pursuant to which the Company received proceeds of US$1,018,050 from the grant to Franco-Nevada US of a 2.5% NSR royalty on the Fire Creek Project beginning February 12, 2019. The Company also entered into a royalty agreement (the "Midas Royalty Agreement") with Franco-Nevada US and Newmont Midas Operations Inc. ("Midas Operations"), a wholly-owned subsidiary of Newmont Midas Holdings Limited, pursuant to which Midas Operations received proceeds of US$218,310 from the grant of a 2.5% NSR royalty to Franco-Nevada US on the Midas Mine also beginning February 12, 2019.

Operations Update for the Fire Creek Project

The Company continued its underground infill drilling program in the first quarter of 2014, testing the continuity and extent of the Joyce Vein and Vonnie Vein. In addition, underground drilling to test the West Zone was conducted from existing infrastructure. A total of 2,788 m (9,171 ft) of underground drilling was conducted in the first quarter.

Mineral and waste development at the Fire Creek Project totaled 139 m (457 ft) and 189 m (621 ft), respectively in the first quarter of 2014. A total of 66 m (218 ft) and 73 m (239 ft) of mineral development occurred on the Joyce Vein and Vonnie Vein, respectively, in the quarter.

The Company extracted a total of 6,225 tons of mineralized material containing 6,244 gold ounces and 7,393 silver ounces in the quarter. The Company’s Midas Mill began operating on February 19, 2014 and processed 7,766 tons of Fire Creek material containing 10,027 gold ounces and 10,027 silver ounces. Gold and silver recoveries for the quarter were 95.4% and 95.3%, respectively, including 9,476 gold ounces and 9,455 silver ounces.

Full-production permitting baseline investigations and data collection continued throughout the first quarter 2014. Full-production permitting documentation will be prepared during 2014, and permitting will continue into 2015. Full-production permitting is based on the expected mined material and waste volumes and cannot be completed until the final mine design is drafted. Base data collection, new data monitoring, and baseline needs assessments will be carried out and monitored through 2015. The Company began a hydro-ecological investigation associated with the environmental assessment in the second quarter of 2013. The installation of the five vibrating wire piezometers was completed in late 2013. Data collection began in the fourth quarter of 2013 and will continue through 2014.

Final permitting of the rapid infiltration basin (“RIB”) is expected in the second quarter of 2014. A RIB is expected to handle long-term water management at the Fire Creek Project, handling large volumes of water (up to 3,000 gallons per minute) on a sustainable basis. The Water Pollution Control Permit (“WPCP”) application was submitted to the Nevada Division of Environmental Protection (“NDEP”) in the second quarter of 2013. The Company also submitted a revision to the existing Plan of Operations to operate the RIB to the Bureau of Land Management (“BLM”) in the second quarter of 2013. The Company was issued NDEP approval in the first quarter of 2014. The Company is expecting to receive permission from the BLM allowing construction and operation of the RIB in the second quarter of 2014.

Operations for the Midas Mine

The Company assumed ownership of the Midas Mine on February 11, 2014 and initiated exploration drilling and underground mining in the 7-4640 South area of the Midas Mine.

The Company began its underground infill drilling program at Midas in March of 2014, testing the unknown area. A total of 3,702 m (12,179 ft) of underground drilling was conducted in the first quarter. Mineral and waste development at Midas totaled 334 m (1,098 ft) and 268 m (880 ft), respectively in the first quarter of 2014.

The Company extracted a total of 16,145 tons of mineralized material containing 1,945 gold ounces and 182,622 silver ounces in the quarter. The Company’s Midas Mill started operating on February 19, 2014 and processed 13,961 tons of Midas material containing 1,726 gold ounces and 157,918 silver ounces. Gold and silver recoveries for the quarter were 95.4% and 95.3%, respectively, including 1,631 gold ounces and 148,916 silver ounces.

FUTURE BUSINESS ACTIVITIES

The focus throughout 2014 will be to continue to advance current activities at both the Fire Creek Project and the Midas Mine, with the objective of completing the following items:

1.	Continue to ship mineralized material from the Fire Creek Project to the Midas Mill where it will be blended with material from the Midas Mine and processed to recover precious metal;

2.	Continue the in-fill drill program for the Fire Creek Main Zone on 75-foot centers (it is expected that this data will provide additional information to better define the mineralization);

3.	Continue exploration drilling and initiate development drifting on Fire Creek’s Western Zone discovery;

4.	Design and plan an exploration drill program at the Midas Mine;

5.	Continue work on the Fire Creek environmental assessment permit, to allow full-scale mining at the Fire Creek Project;

6.	Construct the RIB as part of the Fire Creek Project’s long-term water management plan;

7.	Continue the bulk sampling program to test different mining method and to assess the metallurgical characteristics of the Fire Creek Project material; and

8.	Evaluate tailings storage options at the Midas Mill.

The Company expects to spend $25.7 million on capital expenditures during 2014 with approximately $12.4 million at each of Fire Creek and Midas and $1 million in Nevada and Corporate. The spending is expected to be approximately $5.1 million for exploration drilling, $14.1 million for waste development, $1.9 million for a water treatment plant and RIB and $4.6 million for a lab, economic assessments, equipment and software. Actual spending during the first quarter was approximately $4.3 million which was in line with the proposed plan above.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company's financial results for the eight most recently completed quarters:

			September
	March 31,	December 31,	30,	June 30,
Quarter ended	2014	2013	2013	2013

Total revenue	2,626,573	Nil	Nil	Nil
Net loss	($2,411,623)	($11,358,120)	($987,572)	($790,637)
Loss per share (basic and diluted)	$0.02	$0.16	$0.02	$0.01

			September	June 30,
	March 31,	December 31,	30,	2012
Quarter ended	2013	2012	2012

Total revenue	Nil	Nil	Nil	Nil
Net loss	($984,462)	($843,406)	($947,462)	($759,049)
Loss per share (basic and diluted)	$0.02	$0.02	$0.02	$0.02

The Company recognized revenue from operations for the first time in its history during the first quarter of 2014. Revenue was related to sales of refined metal from the Midas mine.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

For the three months ended March 31,	2014	2013

Revenue	$2,626,573	$-

Cost of sales
Production costs	1,675,071	-
Depreciation and depletion	276,914	-

Gross profit	674,588	-

General and administrative expenses	2,228,957	984,462

Earnings from operations	(1,554,369)	(984,462)

Business acquisition costs	(1,873,651)	-
Gain on change in fair value of derivative	558,493	-
Finance charges	(1,510,096)	-

Income before tax	(4,379,623)	(984,462)

Income tax benefit	1,968,000	-

Net income (loss) for the period	$(2,411,623)	$(984,462)

Comparison between three months ended March 31, 2014 and 2013.

During the three months ended March 31, 2014, the Company recognized revenue and cost of sales for first time in the Company’s history. Revenue of $2.6 million was from gold and silver produced and sold from the Midas mine which was acquired on February 11, 2014. The Fire Creek project has been reclassified from an exploration and evaluation asset to mineral properties and the Company will recognize revenue from the project through the income statement going forward. The production costs were $1.7 million and the production cost per ounces (see non-IFRS disclosure) is $906. The depreciation and depreciation costs were $0.3 million. The gross profit was $674,588.

General and administrative expenses in the quarter were $2.2 million (2013 Q1 - $1.0 million). The increase in general and administrative expenses was mainly due to an increase in employee and share-based compensation (principally for additional personnel), legal and regulatory expenses and other general expenses associated with the growth of the Company from an exploration stage company to one with two producing properties. The Company recognized $1.9 million in business acquisition costs from the purchase on the Midas mine and mill from Newmont, a $0.6 million gain on the fair value of a derivative related to a gold supply agreement and $1.5 million in finance charges principally related to financing agreements entered into for the acquisition of the Midas mine and mill.

The Company accounted for the acquisition as a business acquisition with the purchase price preliminarily allocated to the identifiable assets and liabilities acquired as presented below.

Purchase price
Cash	$63,670,033
Warrants	6,500,000
$70,170,033

The cash consisted of $60.7 million (US$55.0 million) purchase price and $3.0 million (US$2.7 million) adjustment for mining tax receivable.

Net assets acquired
Inventory	$2,043,837
Mining tax receivable	3,028,244
Mineral properties	22,344,574
Plant and equipment	61,319,126
Reclamation liability	(17,248,956)
Deferred tax liability	(1,316,792)
$70,170,033

This allocation is preliminary as the Company has not completed the valuation process. The allocation may be adjusted in future periods as additional information becomes available. The Company recognized expenses of $1,873,651 related to the Midas acquisition.

Sale of Mineralized Material

For the three months ended March 31, 2014, the Company received payment of $3,343,437 (US$3,024,914) from the sale of 2,439 ounces of gold delivered to the Midas mill in 2013. This amount was reported as sale of mineralized material and credited to the carrying value of Fire Creek mineral properties. The Company also sold 930 ounces of gold and 58,053 ounces of silver from Midas that were recorded as revenue. In early April, the Company recorded revenue and received payment of US$8,688,551 for 6,620 ounces of gold sold under Fire Creek’s gold supply agreement for its March refined gold production.

USE OF PROCEEDS FROM THE SPECIAL WARRANT FINANCING

During the first quarter 2014, the Company used a portion of the proceeds of the Special Warrant Financing, as defined in the short form prospectus of the Company dated November 14, 2013 (the “Prospectus”), along with existing cash on hand, to repay all of the short-term debt of the Company, including the K2 Loan and the Third Party Loan (see "Current Activities – 2013 Highlights"). The Company continues to use the remaining proceeds for the ongoing exploration and evaluation of the Fire Creek Project, substantially as set out in the Prospectus.

A portion of the proceeds of the Special Warrant Financing was also used to repay the $1,667,316 (US$1,610,000) loan facility.

LIQUIDITY AND CAPITAL RESOURCES

Current assets and current liabilities as of March 31, 2014 and December 31, 2013 are shown below.

	March 31, 2014	December 31, 2013
Current Assets
Cash	$7,638,711	$13,509,155
Receivables	3,199,294	49,260
Inventories	13,058,812
Prepaid expenses	741,196	273,088
Total Current Assets	$24,638,013	$13,831,503

Current Liabilities
Accounts payable and accrued liabilities	$11,369,889	$5,795,512
Due to related parties	200,501	662,426
Obligations under gold purchase agreement, current	10,013,363
Loans payable, current	1,000,000	7,000,000
Total Current Liabilities	$22,583,753	$13,457,938

Working Capital	$2,054,260	$373,565

During the three months ended March 31, 2014, cash decreased by $5.9 million due primarily to operating and production costs at the Fire Creek project and Midas mine. Cash used in operating activities during the quarter totaled $6.3 million.

Cash used in investing activities during the quarter totaled $95.9 million and consisted primarily of cash paid in connection with the acquisition of Midas totaling $91.7 million, including $31.0 million for reclamation bonds.

Cash provided by financing activities totaled $96.1 million and consisted of $42.6 million in share capital, $36.0 million in proceeds from the Gold Purchase Arrangement, and $23.1 million in proceeds from the Facility Agreement.

The Company recognized a $0.3 million foreign exchange gain on cash balances.

As at March 31, 2014, the Company had the following contractual obligations outstanding.

		Less than 1
	Total	year	1 – 3 years	3 – 5 years	After 5 years
Long-term debt and interest	$25,007,639	-	$25,007,639	-	-
Gold Purchase Agreement	$36,887,673	$10,013,363	$20,362,707	$6,511,603
Decommissioning provision	$18,653,326	-	-	-	$18,653,326
Contracts and leases	$138,862	$72,583	$66,279	-	-
Mineral property lease	$265,900	-	$106,360	$106,360	$53,180
Total contractual obligations	$80,953,400	$10,085,946	$45,542,985	$6,617,963	$18,706,506

The Company currently anticipates having sufficient working capital to meet its 2014 budget for the Fire Creek Project and the Midas Mine. As at March 31, 2014, the Company had cash of $7,638,711.

To the extent that additional capital will be required, the Company proposes to meet any such funding requirements through the processing of mineralized material from the Fire Creek Project and the Midas mine and/or by arranging other equity or loan financing. In light of the continually changing financial markets, commodity prices and general operational risks, there is no assurance that receiving funding from the issuance of equity or debt, will be possible when required or desired by the Company, on favourable terms to the Company or at all. The Company anticipates that currently in-the-money options and warrants with an expiry date in 2014 will be exercised but there is no assurance this will occur.

The Company includes equity, comprising of issued Common Shares, finance warrants, share-based payment reserve, accumulated other comprehensive income, and deficit, in the definition of capital.

As at the date hereof, the Company is in compliance with all requirements under the Facility Agreement and the Gold Purchase Agreement.

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2014, there were no off-balance sheet arrangements to which the Company is committed.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s directors and officers are considered key management personnel and their compensation comprises the following:

	March 31,	March 31,
	2014	2013
Salaries, bonuses and fees paid to directors and officers	$391,590	$303,208
Share-based payments incurred with directors and officers	133,634	188,329
Consulting fees paid to a former officer	-	33,393
	$525,224	$524,930

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of such financial statements and the reported amount of revenues and expenses during the period. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, could impact future results of operations and cash flows.

Areas requiring the use of estimates in the preparation of the Company's condensed consolidated financial statements are as follows:

Fair value of assets and liabilities acquired through an acquisition

In the determination of the fair value of assets and liabilities acquired through an acquisition accounted for as a business combination, management makes certain judgements and estimates regarding mineral reserves or resources, commodity prices, economic lives, reclamation costs and discount rates, among others. Due to the complex nature of the valuation, information may become available following the initial determinations that could change the provisional measurement of assets and liabilities acquired. Such changes would be accounted for retrospectively.

Work-in-process and production costs

The Company makes estimates of the amount of recoverable ounces in work-in-process inventory which is used in the determination of the cost of goods old during the period. Changes in these estimates could result in a change in carrying value of inventories and mine operating costs in future periods. The Company monitors the recovery of gold ounces from the mill and could use this information to refine its original estimate.

Mineral properties

The Company defers certain costs related to acquiring, exploring and developing mineral properties that will result in future economic benefit. After a mine begins commercial production, these costs are amortized over the life of the mine using a unit-of-production method. The amortizable base is the Company’s estimate of recoverable measured and indicated ounces in the resource. The amount of amortization each period is based on the actual ounces extracted.

Reclamation provision

The Company records a liability based on management’s estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate and the liability is recognized at the time environmental disturbance occurs. The provision for closure and reclamation liabilities is estimated using expected cash flows, based on engineering and environmental reports prepared by third party industry specialists, discounted at a pre-tax rate specific to the liability. The provision is reviewed at each balance sheet date for changes to obligations, discount rates or lives of operations.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies are disclosed in Note 2 to the Company's condensed consolidated interim financial statements for March 31, 2013.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company is exposed in varying degrees to financial risks, including currency risk, credit risk, interest rate risk, liquidity risk, commodity price risk and other risks. The Company's earnings can vary significantly with fluctuations in the market price of gold and silver. The Company's practice is not to hedge metal sales. On occasion, however, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at March 31, 2014, the Company did not have any financial instruments qualifying as hedges. However, the gold supply agreement discussed previously meets the definition of a derivative financial instrument. The Company measures derivatives at fair value each reporting period with unrealized gains and losses recorded in the consolidated statements of loss.

The Company's earnings are affected by fluctuations in exchange rates and the volatility of these rates. The Company does not, in general, use derivative instruments to reduce its exposure to foreign currency risk.

See also "Risk Factors".

OUTSTANDING SHARE DATA

As at the date hereof, the Company has an unlimited number of Common Shares authorized and 111,295,476 Common Shares are outstanding. As at the date hereof, there are 6,729,708 incentive stock options, and 19,757,454 warrants to purchase Common Shares outstanding.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

In accordance with the requirements of National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings, the Company's management, including Chief Executive Officer and Chief Financial Officer, have evaluated the operating effectiveness of the Company's internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”) is a process designed by, or under, the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. ICFR may not prevent or detect misstatements and are only designed to provide reasonable assurance.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

In connection with the Midas Acquisition and the reclassification of the Fire Creek project from evaluation and exploration assets into development as defined under IFRS, the Company has established new processes and internal controls over such areas as revenue recognition, inventory valuation, and business acquisition accounting. There were no other changes in ICFR during the quarter ended March 31, 2014 that are reasonably likely to materially affect or has materially affected ICFR.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding timely public disclosure of the information.

NON-IFRS MEASURES

The Company has included a non-IFRS measure for “Production costs per gold equivalent ounce” in this MD&A to supplement its financial statements which are presented in accordance with IFRS. Management believes that this measure provides investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have a standardized meaning prescribed under IFRS. Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table provides a reconciliation of production per the financial statements to cash cost per gold ounce sold:

Three months ended	March 31, 2104
Production costs	$1,675,071
Gold equivalent ounces	1,849
Production costs per gold equivalent ounce	$906

CAUTIONARY NOTES

Forward-looking information

This MD&A contains "forward-looking information" within the meaning of Canadian securities legislation. All forward-looking information contained in this MD&A is given as of the date hereof. In certain cases, forward-looking information can be identified by the use of words such as "believe", "intend", "may", "will", "should", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company's actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, particularly as it relates to the actual results of exploration and evaluation activities, actual results of reclamation activities, the estimation or realization of mineral resources, the timing and amount of estimated future production, the timing and receipt of required permits and approvals, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, the sufficiency of working capital, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

Key assumptions upon which the Company's forward-looking information is based include the following: estimated prices for gold and silver; the Company being able to secure new financing to continue its exploration, development and operational activities; currency exchange rates; the ability of the Company to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which the Company operates; the Company being able to achieve its growth strategy; the Company's operating costs; key personnel and access to all equipment necessary to operate the Fire Creek Project and the Midas Mine.

These assumptions should be carefully considered. The reader is cautioned not to place undue reliance on the forward-looking information or the assumptions on which the Company's forward-looking information is based. The reader is advised to carefully review and consider the risk factors identified in this MD&A under the heading "Risk Factors" and elsewhere herein for a discussion of the factors that could cause the Company's actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. The reader is further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that the reader consult the more complete discussion of the Company's business, financial condition and prospects that is included in this MD&A. The forward-looking information contained in this MD&A is given as of the date hereof and, accordingly, is subject to change after such date.

Although the Company believes that the assumptions on which the forward-looking information are made are reasonable, based on the information available to the Company on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Technical information

A production decision at the Midas Mine was made by prior owners of the Midas Mine, prior to the acquisition of the Midas Mine by the Company. To the knowledge of the Company, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the project. The Company has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

RISK FACTORS

As a resource acquisition, exploration and development company, the Company is engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this MD&A, readers should carefully consider the risks and uncertainties described below before deciding whether to invest in the Company's securities. These risk factors do not necessarily comprise all of the risks to which the Company is or will be subject.

The Company's failure to successfully address the risks and uncertainties described below could have a material adverse effect on the Company's business, financial condition and/or results of operations and could cause the trading price of the Common Shares to decline. The Company cannot guarantee that it will successfully address these risks or other unknown risks that may affect its business. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations. If any of the possibilities described in such risks actually occurs, the Company's business, the Company's financial condition and operating results could be materially adversely harmed. In addition to the risk factors mentioned below, readers of this MD&A are encouraged to read the "Risk Factors" as more fully described in the Company’s filings with the Canadian Securities Administrators, including its annual information form, available under the Company's issuer profile on SEDAR at www.sedar.com. Important risk factors to consider, among others, are the following:

  The economic feasibility of mining has not been established.
  The Company is extracting mineralized material from its Fire Creek Project under a bulk sample permit and must obtain a Full-Production permit to operate beyond the bulk sample permit
  The Company's exploration activities may not be commercially successful.
  Exploration, development and mining involve a high degree of risk.
  The Company may be adversely affected by fluctuations in gold prices.
  Interest and loan repayments depend on production.
  The Company is subject to foreign exchange risk relating to the relative value of the U.S. dollar.
  Title to the Company's mineral properties may be subject to other claims.
  Mineral resources are only estimates which may be unreliable.
  The Company currently has only two material properties.
  The Company's operations are subject to environmental risks.

QUALIFIED PERSON AND TECHNICAL INFORMATION

Mark Odell, P.E., Principal Engineer, Practical Mining LLC, a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") reviewed and is responsible for the technical information contained in this MD&A.

Additional information

Additional information relating to the Company, including the Company's annual information form, is available under the Company's profile on SEDAR at www.sedar.com.